082-05128

ADITYA BIRLA GROUP

AM/STOEX-GN/06

March 5, 2007

The Bombay Stock Exchange [redacted]
Rotunda Building, 1st Flr,
New Trading Ring
Dalal Street
MUMBAI 400 023.
FAX NO. 22722061/41

07021926

RECEIVED
2007 MAR 19 A 10: 17

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (East)
MUMBAI 400 051
TEL NO. 26598100 / 6598235/36
FAX NO. 26598237/38

SUPPL

Dear Sir,

Sub : Board Meeting for Interim Dividend/ Record Date.

This is to inform you that the Meeting of the Board of Directors is called on Monday, the **12th March, 2007** to consider declaration of Interim Dividend for the Financial Year 2006-2007.

It is further to inform you that the Company has fixed the Record Date for the purpose of payment of Interim Dividend, on **Tuesday, the 20th March, 2007.**

Kindly make note of the same.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager & Company Secretary

PROCESSED
MAR 21 2007
THOMSON
FINANCIAL

3/20

Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme
69, Route of Esch
L-2953
LUXEMBOURG
Fax No. 00 352 4590 2010
Tel No. 00 352 4590-1

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12(g)3-2(b) Exemption file No. 82-3428

cc:to: The Secretary
National Securities Depository Ltd
Trade World, 4th Floor,
Kamala Mills Conpound
Senapati Bapat Marg,
Lower Parel
MUMBAI 400 013
Fax No. 4972993

cc:to: The Secretary
Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 28th Floor,
Dalal Street
MUMBAI – 400 001
FAX : no. 2723199

END